SCHEDULE OF INVESTMENTS

Old Mutual Columbus Circle Technology & Communications Portfolio
March 31, 2007 (Unaudited)

Description	Shares		Value (000)
COMMON STOCK — 98.2%			
Advertising Sales — 1.9%			
Focus Media Holding ADR*	8,100	$	635
Lamar Advertising, Cl A	9,300		586
Total Advertising Sales			1,221
Aerospace/Defense — 3.2%			
Lockheed Martin	21,600		2,096
Total Aerospace/Defense			2,096
Applications Software — 4.1%			
Microsoft	97,000		2,704
Total Applications Software			2,704
Cable TV — 1.8%			
Comcast, Cl A*	44,700		1,160
Total Cable TV			1,160
Cellular Telecommunications — 1.8%			
NII Holdings*	15,600		1,157
Total Cellular Telecommunications			1,157
Computer Services — 2.3%			
Cognizant Technology Solutions, Cl A*	9,400		830
DST Systems*	9,200		692
Total Computer Services			1,522
Computer Software — 1.3%			
Omniture*	46,700		851
Total Computer Software			851
Computers — 12.9%			
Apple*	35,900		3,336
Hewlett-Packard	51,600		2,071
International Business Machines	17,600		1,659
Research In Motion*	5,700		778
Sun Microsystems*	104,900		630
Total Computers			8,474
Computers-Memory Devices — 2.3%			
Network Appliance*	40,700		1,486
Total Computers-Memory Devices			1,486
Data Processing/Management — 1.5%			
Fiserv*	19,000		1,008
Total Data Processing/Management			1,008
E-Commerce/Services — 1.6%			
eBay*	30,900		1,024
Total E-Commerce/Services			1,024
Electronic Components-Semiconductors — 7.0%			
Broadcom, Cl A*	36,914		1,184
MEMC Electronic Materials*	16,500		999
Netlogic Microsystems*	30,000		799
ON Semiconductor*	110,200		983

Description	Shares		Value (000)
Electronic Components-Semiconductors — continued			
Silicon Motion Technology ADR*	13,200	$	297
Sirf Technology Holdings*	12,200		339
Total Electronic Components-Semiconductors			4,601
Electronic Forms — 3.3%			
Adobe Systems*	51,948		2,166
Total Electronic Forms			2,166
Electronic Measuring Instruments — 1.7%			
Trimble Navigation*	41,300		1,109
Total Electronic Measuring Instruments			1,109
Energy-Alternate Sources — 1.5%			
First Solar*	18,600		968
Total Energy-Alternate Sources			968
Enterprise Software/Services — 2.3%			
Oracle*	83,800		1,519
Total Enterprise Software/Services			1,519
Industrial Audio & Video Products — 1.0%			
SRS Labs*	46,295		645
Total Industrial Audio & Video Products			645
Instruments-Scientific — 2.3%			
Thermo Fisher Scientific*	32,900		1,538
Total Instruments-Scientific			1,538
Internet Infrastructure Software — 2.5%			
Akamai Technologies*	15,900		794
F5 Networks*	12,800		853
Total Internet Infrastructure Software			1,647
Internet Security — 4.4%			
Blue Coat Systems*	30,800		1,131
Vasco Data Security International*	46,200		826
VeriSign*	37,000		929
Total Internet Security			2,886
Medical Instruments — 2.9%			
Intuitive Surgical*	9,500		1,155
St. Jude Medical*	19,700		741
Total Medical Instruments			1,896
Medical-Biomedical/Genetic — 3.4%			
Celgene*	12,227		641
Genentech*	19,100		1,569
Total Medical-Biomedical/Genetic			2,210
Medical-Drugs — 2.7%			
Shire ADR	28,500		1,764
Total Medical-Drugs			1,764

SCHEDULE OF INVESTMENTS

Old Mutual Columbus Circle Technology & Communications Portfolio
March 31, 2007 (Unaudited)

Description	Shares/Face Amount (000)	Value (000)
Multimedia — 0.9%		
Time Warner	29,200	$ 576
Total Multimedia		576
Networking Products — 4.5%		
Cisco Systems*	114,700	2,928
Total Networking Products		2,928
Semiconductor Equipment — 2.0%		
Applied Materials (A)	72,200	1,323
Total Semiconductor Equipment		1,323
Telecommunications Equipment — 4.1%		
Arris Group*	45,700	643
CommScope*	30,900	1,326
Sonus Networks*	86,400	697
Total Telecommunications Equipment		2,666
Telecommunications Services — 1.4%		
NeuStar, Cl A*	31,839	906
Total Telecommunications Services		906
Web Hosting/Design — 1.4%		
Equinix*	10,700	916
Total Web Hosting/Design		916
Web Portals/ISP — 4.6%		
Google, Cl A*	6,600	3,024
Total Web Portals/ISP		3,024
Wire & Cable Products — 1.3%		
Belden CDT	15,300	820
Total Wire & Cable Products		820
Wireless Equipment — 6.7%		
American Tower, Cl A*	25,700	1,001
Ericsson ADR	19,400	720
Qualcomm	62,100	2,649
Total Wireless Equipment		4,370
X-Ray Equipment — 1.6%		
Hologic*	18,200	1,049
Total X-Ray Equipment		1,049
Total Common Stock		
(Cost $48,771)		64,230
REPURCHASE AGREEMENT — 1.2%		
Morgan Stanley, 5.14%, dated 03/30/2007, to be repurchased on 04/02/2007, repurchase price $783,742 (collateralized by a U.S. Government obligation, par value $800,000, 5.700%, 01/12/2017, total market value $809,128) (B)	$ 783	783
Total Repurchase Agreement		
(Cost $783)		783

Description	Contracts	Value (000)
Total Investments — 99.4% †		
(Cost $49,554)		$ 65,013
WRITTEN OPTION CONTRACTS — (0.1)%		
Applied Materials		
July 2007, 19 Call	(427)	(38)
Total Written Option Contracts (Proceeds $(44))		(38)
Other Assets and Liabilities, Net — 0.7%		472
Total Net Assets — 100.0%		$ 65,447

* Non-income producing security.
(A) — All, or a portion of this security is held as collateral for open written index option contracts.
(B) — Tri-party repurchase agreement
ADR — American Depositary Receipt
Cl — Class
ISP — Internet Service Provider
Cost figures are shown with "000's" omitted.

† At March 31, 2007, the tax basis cost of the Portfolio's investments, excluding written option contracts, was $49,554,482, and the unrealized appreciation and depreciation were $16,132,696 and $(674,367), respectively.

For information regarding the Portfolio's policy regarding valuation of investments and other significant accounting policies, please refer to the Portfolio's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Growth II Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 99.4%		
Advanced Materials/Products — 0.0%		
Ceradyne*	35	$ 2
Total Advanced Materials/Products		2
Advertising Sales — 1.0%		
Focus Media Holding ADR*	2,010	157
Lamar Advertising, Cl A	2,600	164
Total Advertising Sales		321
Agricultural Chemicals — 0.7%		
Agrium	2,960	113
Syngenta ADR	3,275	125
Total Agricultural Chemicals		238
Agricultural Operations — 0.3%		
Bunge	1,180	97
Total Agricultural Operations		97
Airlines — 0.2%		
US Airways Group*	1,560	71
Total Airlines		71
Apparel Manufacturers — 2.4%		
Coach*	6,317	316
Guess?	4,750	193
Polo Ralph Lauren	3,190	281
Total Apparel Manufacturers		790
Applications Software — 0.6%		
Salesforce.com*	4,280	183
Total Applications Software		183
Auction House/Art Dealer — 0.8%		
Ritchie Bros. Auctioneers	1,475	86
Sotheby's	4,275	190
Total Auction House/Art Dealer		276
Audio/Video Products — 0.6%		
Harman International	1,890	182
Total Audio/Video Products		182
Auto-Medium & Heavy Duty Trucks — 1.0%		
Oshkosh Truck	6,200	329
Total Auto-Medium & Heavy Duty Trucks		329
Beverages-Non-Alcoholic — 0.3%		
Hansen Natural*	2,280	86
Total Beverages-Non-Alcoholic		86
Building-Residential/Commercial — 0.5%		
Pulte Homes	5,625	149
Total Building-Residential/Commercial		149
Casino Hotels — 1.3%		
MGM Mirage*	1,900	132

Description	Shares	Value (000)
Casino Hotels — continued		
Wynn Resorts	3,190	$ 303
Total Casino Hotels		435
Casino Services — 1.0%		
International Game Technology	8,360	338
Total Casino Services		338
Cellular Telecommunications — 2.0%		
Leap Wireless International*	1,740	115
NII Holdings*	7,365	546
Total Cellular Telecommunications		661
Chemicals-Diversified — 0.8%		
Celanese, Ser A	2,090	65
FMC	2,775	209
Total Chemicals-Diversified		274
Commercial Banks Non-US — 0.6%		
HDFC Bank ADR	2,800	180
Total Commercial Banks Non-US		180
Commercial Banks-Southern US — 1.1%		
Compass Bancshares	3,375	232
Synovus Financial	3,680	119
Total Commercial Banks-Southern US		351
Commercial Banks-Western US — 0.5%		
Zions Bancorporation	1,950	165
Total Commercial Banks-Western US		165
Commercial Services-Finance — 0.7%		
Wright Express*	8,075	245
Total Commercial Services-Finance		245
Computer Services — 0.9%		
Cognizant Technology Solutions, Cl A*	3,199	282
Total Computer Services		282
Computer Software — 0.7%		
Blackbaud	9,475	231
Total Computer Software		231
Computers-Memory Devices — 0.2%		
Isilon Systems*	4,010	65
Total Computers-Memory Devices		65
Computers-Peripheral Equipment — 0.6%		
Logitech International*	7,200	200
Total Computers-Peripheral Equipment		200
Consumer Products-Miscellaneous — 0.6%		
Jarden*	4,975	191
Total Consumer Products-Miscellaneous		191

SCHEDULE OF INVESTMENTS

Old Mutual Growth II Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Containers-Metal/Glass — 0.6%		
Owens-Illinois*	7,690	$ 198
Total Containers-Metal/Glass		198
Cosmetics & Toiletries — 0.6%		
Avon Products	5,320	198
Total Cosmetics & Toiletries		198
Data Processing/Management — 1.8%		
Fidelity National Information Services	3,250	148
Fiserv*	3,350	178
NAVTEQ*	2,625	90
Paychex	4,680	177
Total Data Processing/Management		593
Diagnostic Equipment — 0.5%		
Cytyc*	5,175	177
Total Diagnostic Equipment		177
Dialysis Centers — 0.4%		
DaVita*	2,625	140
Total Dialysis Centers		140
Disposable Medical Products — 0.3%		
C.R. Bard	1,100	87
Total Disposable Medical Products		87
Diversified Manufacturing Operations — 1.2%		
Harsco	3,900	175
Roper Industries	4,040	222
Total Diversified Manufacturing Operations		397
E-Marketing/Information — 1.2%		
aQuantive*	13,575	379
Total E-Marketing/Information		379
Electric Products-Miscellaneous — 0.5%		
Ametek	4,450	154
Total Electric Products-Miscellaneous		154
Electric-Integrated — 1.8%		
Entergy	1,600	168
Northeast Utilities	12,700	416
Total Electric-Integrated		584
Electric-Transmission — 0.7%		
ITC Holdings	5,650	245
Total Electric-Transmission		245
Electronic Components-Semiconductors — 1.7%		
Altera*	9,550	191
Intersil, Cl A	8,210	218
Microchip Technology	4,650	165
Total Electronic Components-Semiconductors		574

Description	Shares	Value (000)
Electronic Measuring Instruments — 0.8%		
Itron*	4,000	$ 260
Total Electronic Measuring Instruments		260
Electronics-Military — 1.1%		
L-3 Communications Holdings	4,300	376
Total Electronics-Military		376
Engineering/R&D Services — 2.2%		
EMCOR Group*	5,850	345
McDermott International*	8,025	393
Total Engineering/R&D Services		738
Entertainment Software — 1.2%		
Activision*	7,660	145
Electronic Arts*	4,890	246
Total Entertainment Software		391
Fiduciary Banks — 0.6%		
Northern Trust	3,250	195
Total Fiduciary Banks		195
Finance-Investment Banker/Broker — 0.7%		
Greenhill	1,290	79
TD Ameritrade Holding*	10,165	151
Total Finance-Investment Banker/Broker		230
Finance-Other Services — 1.6%		
Cbot Holdings, Cl A*	290	53
Chicago Mercantile Exchange Holdings, Cl A	475	253
IntercontinentalExchange*	1,800	220
Total Finance-Other Services		526
Financial Guarantee Insurance — 0.7%		
PMI Group	5,275	239
Total Financial Guarantee Insurance		239
Food-Baking — 0.7%		
Flowers Foods	7,875	238
Total Food-Baking		238
Food-Confectionery — 0.5%		
WM Wrigley Jr.	3,370	172
Total Food-Confectionery		172
Food-Wholesale/Distribution — 0.5%		
United Natural Foods*	5,825	178
Total Food-Wholesale/Distribution		178
Funeral Services & Related Items — 0.6%		
Service Corp. International	16,475	195
Total Funeral Services & Related Items		195

SCHEDULE OF INVESTMENTS

Old Mutual Growth II Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Hazardous Waste Disposal — 1.1%		
Stericycle*	4,500	$ 367
Total Hazardous Waste Disposal		367
Hotels & Motels — 0.7%		
Hilton Hotels	5,920	213
Total Hotels & Motels		213
Human Resources — 1.0%		
Monster Worldwide*	4,120	195
Robert Half International	3,950	146
Total Human Resources		341
Industrial Gases — 1.2%		
Airgas	5,200	219
Praxair	3,000	189
Total Industrial Gases		408
Instruments-Scientific — 0.9%		
Thermo Fisher Scientific*	6,150	287
Total Instruments-Scientific		287
Internet Connective Services — 0.2%		
Cogent Communications Group*	2,740	65
Total Internet Connective Services		65
Internet Infrastructure Software — 2.2%		
Akamai Technologies*	8,970	448
F5 Networks*	3,900	260
Total Internet Infrastructure Software		708
Internet Security — 0.6%		
VeriSign*	7,350	185
Total Internet Security		185
Internet Telephony — 0.8%		
j2 Global Communications*	9,300	258
Total Internet Telephony		258
Investment Management/Advisory Services — 3.4%		
Affiliated Managers Group*	4,710	510
Blackrock	1,450	227
T Rowe Price Group	7,960	376
Total Investment Management/Advisory Services		1,113
Leisure & Recreational Products — 0.5%		
WMS Industries*	3,840	151
Total Leisure & Recreational Products		151
Medical Instruments — 1.3%		
Intuitive Surgical*	730	89
Kyphon*	1,820	82
St. Jude Medical*	5,620	211
Techne*	650	37
Total Medical Instruments		419

Description	Shares	Value (000)
Medical Labs & Testing Services — 0.6%		
Laboratory Corp of America Holdings*	2,725	$ 198
Total Medical Labs & Testing Services		198
Medical Products — 0.4%		
Henry Schein*	2,420	134
Total Medical Products		134
Medical-Biomedical/Genetic — 1.8%		
Alexion Pharmaceuticals*	3,140	136
Celgene*	6,810	357
Nektar Therapeutics*	2,275	30
Vertex Pharmaceuticals*	2,100	59
Total Medical-Biomedical/Genetic		582
Medical-Drugs — 1.5%		
Allergan	1,420	158
Cephalon*	1,390	99
Medicis Pharmaceutical, Cl A	3,090	95
Shire ADR	2,540	157
Total Medical-Drugs		509
Medical-HMO — 0.2%		
Health Net*	1,490	80
Total Medical-HMO		80
Medical-Hospitals — 0.2%		
Universal Health Services, Cl B	1,370	78
Total Medical-Hospitals		78
Metal Processors & Fabricators — 0.7%		
Precision Castparts	2,340	243
Total Metal Processors & Fabricators		243
Networking Products — 1.2%		
Atheros Communications*	6,190	148
BigBand Networks*	3,760	68
Polycom*	5,780	192
Total Networking Products		408
Oil Companies-Exploration & Production — 2.6%		
Chesapeake Energy	6,225	192
Quicksilver Resources*	3,190	127
Range Resources	7,330	245
XTO Energy	5,575	305
Total Oil Companies-Exploration & Production		869
Oil Field Machinery & Equipment — 2.3%		
Cameron International*	3,240	203
National Oilwell Varco*	7,120	554
Total Oil Field Machinery & Equipment		757
Oil-Field Services — 1.9%		
Core Laboratories*	1,550	130
Oil States International*	3,300	106
Superior Energy Services*	5,600	193
Tetra Technologies*	4,475	111

Old Mutual Growth II Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Oil-Field Services — continued		
Weatherford International*	1,875	$ 84
Total Oil-Field Services		624
Pharmacy Services — 0.3%		
Express Scripts*	1,370	111
Total Pharmacy Services		111
Physical Therapy/Rehabilitation Centers — 1.0%		
Psychiatric Solutions*	8,110	327
Total Physical Therapy/Rehabilitation Centers		327
Pipelines — 1.9%		
Equitable Resources	7,625	368
Williams	9,120	260
Total Pipelines		628
Printing-Commercial — 0.4%		
VistaPrint*	3,180	122
Total Printing-Commercial		122
Private Corrections — 0.3%		
Corrections Corp. of America*	1,730	91
Total Private Corrections		91
Property/Casualty Insurance — 0.6%		
ProAssurance*	4,075	208
Total Property/Casualty Insurance		208
Racetracks — 1.1%		
Penn National Gaming*	8,200	348
Total Racetracks		348
Real Estate Management/Services — 1.2%		
CB Richard Ellis Group, Cl A*	4,860	166
Jones Lang LaSalle	2,250	235
Total Real Estate Management/Services		401
Reinsurance — 0.8%		
Axis Capital Holdings	7,675	260
Total Reinsurance		260
REITs-Diversified — 0.5%		
iStar Financial	3,200	150
Total REITs-Diversified		150
REITs-Mortgage — 0.5%		
American Home Mortgage Investment	5,675	153
RAIT Financial Trust	925	26
Total REITs-Mortgage		179
REITs-Regional Malls — 0.4%		
Macerich	1,460	135
Total REITs-Regional Malls		135

Description	Shares	Value (000)
Research & Development — 0.3%		
Pharmaceutical Product Development	2,430	$ 82
Total Research & Development		82
Respiratory Products — 1.0%		
Resmed*	6,497	327
Total Respiratory Products		327
Retail-Apparel/Shoe — 1.3%		
JOS A Bank Clothiers*	5,306	188
Under Armour, Cl A*	4,410	226
Total Retail-Apparel/Shoe		414
Retail-Automobile — 0.3%		
United Auto Group	5,400	110
Total Retail-Automobile		110
Retail-Computer Equipment — 1.7%		
GameStop, Cl A*	16,990	553
Total Retail-Computer Equipment		553
Retail-Jewelry — 0.6%		
Tiffany	4,500	205
Total Retail-Jewelry		205
Retail-Sporting Goods — 0.9%		
Dick's Sporting Goods*	5,275	307
Total Retail-Sporting Goods		307
Rubber-Tires — 0.7%		
Goodyear Tire & Rubber*	6,940	216
Total Rubber-Tires		216
Semiconductor Components-Integrated Circuits — 0.9%		
Integrated Device Technology*	10,830	167
Maxim Integrated Products	4,080	120
Total Semiconductor Components-Integrated Circuits		287
Semiconductor Equipment — 2.5%		
Formfactor*	3,750	168
Kla-Tencor	5,050	269
Varian Semiconductor Equipment Associates*	3,835	205
Veeco Instruments*	8,550	167
Total Semiconductor Equipment		809
Steel-Producers — 0.7%		
Carpenter Technology	1,775	214
Total Steel-Producers		214
Steel-Specialty — 0.4%		
Allegheny Technologies	1,290	138
Total Steel-Specialty		138

SCHEDULE OF INVESTMENTS

Old Mutual Growth II Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Storage/Warehousing — 0.7%		
Mobile Mini*	8,125	$ 218
Total Storage/Warehousing		218
Telecommunications Equipment — 1.1%		
CommScope*	6,750	290
Sonus Networks*	8,090	65
Total Telecommunications Equipment		355
Telecommunications Services — 0.3%		
SAVVIS*	2,260	108
Total Telecommunications Services		108
Telephone-Integrated — 0.4%		
Level 3 Communications*	23,070	141
Total Telephone-Integrated		141
Transport-Marine — 0.8%		
American Commercial Lines*	8,050	253
Total Transport-Marine		253
Transport-Rail — 0.6%		
CSX	4,540	182
Total Transport-Rail		182
Transport-Services — 0.7%		
CH Robinson Worldwide	4,930	235
Total Transport-Services		235
Transport-Truck — 0.5%		
Old Dominion Freight Line*	6,150	177
Total Transport-Truck		177
Veterinary Diagnostics — 0.9%		
VCA Antech*	8,550	310
Total Veterinary Diagnostics		310
Wire & Cable Products — 1.2%		
General Cable*	7,185	384
Total Wire & Cable Products		384
Wireless Equipment — 1.6%		
American Tower, Cl A*	5,110	199
Crown Castle International*	10,556	339
Total Wireless Equipment		538
X-Ray Equipment — 1.1%		
Hologic*	6,420	370
Total X-Ray Equipment		370
Total Common Stock		
(Cost $27,017)		32,696

Description	Face Amount (000)/Shares	Value (000)
REPURCHASE AGREEMENT — 0.6%		
Morgan Stanley, 5.14%, dated 03/30/2007, to be repurchased on 04/02/2007 , repurchase price $192,712 (collateralized by a U.S. Government obligation, par value $195,000, 5.700%, 01/12/2017, total market value $197,225)(A)	$ 193	$ 193
Total Repurchase Agreement		
(Cost $193)		193
INVESTMENT COMPANY — 0.0%		
Index Fund-Mid Cap — 0.0%		
Mid Cap SPDR Trust Series 1	25	4
Total Index Fund-Mid Cap		4
Total Investment Company		
(Cost $4)		4
Total Investments — 100.0% †		
(Cost $27,214)		32,893
Other Assets and Liabilities, Net (0.0%)		16
Total Net Assets — 100.0%		$ 32,909

* Non-income producing security.
(A) — Tri-party repurchase agreement
ADR — American Depositary Receipt
Cl — Class
HMO — Health Maintenance Organization
R&D — Research and Development
REITs — Real Estate Investment Trusts
Ser — Series
SPDR— Standard & Poor's 500 Composite Index Depositary Receipt
Cost figures are shown with "000's" omitted.

† At March 31, 2007, the tax basis cost of the Portfolio's investments was $27,214,045, and the unrealized appreciation and depreciation were $6,205,634 and $(526,326) respectively.

For information regarding the Portfolio's policy regarding valuation of investments and other significant accounting policies, please refer to the Portfolio's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 99.6%		
Agricultural Chemicals — 0.7%		
Monsanto	1,550	$ 85
Total Agricultural Chemicals		85
Airlines — 0.5%		
UAL*	1,740	66
Total Airlines		66
Apparel Manufacturers — 1.1%		
Coach*	1,650	83
Polo Ralph Lauren	650	57
Total Apparel Manufacturers		140
Applications Software — 2.0%		
Microsoft	7,230	201
Salesforce.com*	1,440	62
Total Applications Software		263
Athletic Footwear — 0.5%		
Nike, Cl B	590	63
Total Athletic Footwear		63
Audio/Video Products — 0.5%		
Harman International	630	61
Total Audio/Video Products		61
Beverages-Non-Alcoholic — 2.7%		
Hansen Natural*	1,100	42
PepsiCo	4,710	299
Total Beverages-Non-Alcoholic		341
Cable TV — 0.8%		
Comcast, Cl A*	2,400	62
Rodgers Communications, Cl B	1,420	47
Total Cable TV		109
Casino Hotels — 0.6%		
Las Vegas Sands*	830	72
Total Casino Hotels		72
Casino Services — 1.4%		
International Game Technology	4,370	177
Total Casino Services		177
Cellular Telecommunications — 2.0%		
Leap Wireless International*	1,260	83
NII Holdings*	2,360	175
Total Cellular Telecommunications		258
Coal — 0.4%		
Consol Energy	1,230	48
Total Coal		48

Description	Shares	Value (000)
Computer Services — 0.6%		
Cognizant Technology Solutions, Cl A*	820	$ 72
Total Computer Services		72
Computers — 3.7%		
Apple*	2,295	213
Dell*	2,890	67
International Business Machines	1,470	139
Sun Microsystems*	8,560	51
Total Computers		470
Computers-Memory Devices — 0.9%		
Network Appliance*	2,160	79
SanDisk*	830	36
Total Computers-Memory Devices		115
Consulting Services — 1.1%		
Accenture, Cl A	3,670	141
Total Consulting Services		141
Cosmetics & Toiletries — 3.2%		
Avon Products	1,700	63
Procter & Gamble	5,490	347
Total Cosmetics & Toiletries		410
Data Processing/Management — 2.6%		
Fiserv*	4,620	245
Paychex	2,340	89
Total Data Processing/Management		334
Disposable Medical Products — 0.8%		
C.R. Bard	1,300	103
Total Disposable Medical Products		103
Diversified Manufacturing Operations — 6.4%		
3M	1,800	138
Danaher	950	68
General Electric	12,110	428
Illinois Tool Works	2,600	134
Roper Industries	1,060	58
Total Diversified Manufacturing Operations		826
E-Commerce/Services — 0.8%		
eBay*	3,300	109
Total E-Commerce/Services		109
Electronic Components-Semiconductors — 3.8%		
Altera*	4,010	80
Broadcom, Cl A*	2,260	73
Intel	6,810	130
Texas Instruments	6,990	210
Total Electronic Components-Semiconductors		493
Energy-Alternate Sources — 0.4%		
Sunpower, Cl A*	1,060	48
Total Energy-Alternate Sources		48

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Engineering/R&D Services — 1.2%		
Jacobs Engineering Group*	3,400	$ 159
Total Engineering/R&D Services		159
Entertainment Software — 1.5%		
Electronic Arts*	3,820	192
Total Entertainment Software		192
Fiduciary Banks — 2.1%		
State Street	4,100	266
Total Fiduciary Banks		266
Finance-Credit Card — 1.1%		
American Express	2,420	137
Total Finance-Credit Card		137
Finance-Investment Banker/Broker — 5.0%		
Charles Schwab	7,030	129
Goldman Sachs Group	1,020	211
Merrill Lynch	1,100	90
Morgan Stanley	1,300	102
UBS	1,960	116
Total Finance-Investment Banker/Broker		648
Finance-Other Services — 2.9%		
Chicago Mercantile Exchange Holdings, Cl A	315	168
IntercontinentalExchange*	730	89
Nymex Holdings*	830	113
Total Finance-Other Services		370
Hotels & Motels — 0.8%		
Marriott International, Cl A	2,100	103
Total Hotels & Motels		103
Human Resources — 0.8%		
Robert Half International	2,700	100
Total Human Resources		100
Industrial Automation/Robot — 1.0%		
Rockwell Automation	2,200	132
Total Industrial Automation/Robot		132
Industrial Gases — 0.8%		
Praxair	1,600	101
Total Industrial Gases		101
Instruments-Scientific — 0.5%		
Thermo Fisher Scientific*	1,520	71
Total Instruments-Scientific		71
Internet Infrastructure Software — 0.4%		
Akamai Technologies*	950	47
Total Internet Infrastructure Software		47
Investment Management/Advisory Services — 3.0%		
Franklin Resources	1,100	133

Description	Shares	Value (000)
Investment Management/Advisory Services — continued		
T Rowe Price Group	5,340	$ 252
Total Investment Management/Advisory Services		385
Machinery-Farm — 0.6%		
Deere	670	73
Total Machinery-Farm		73
Medical Instruments — 1.6%		
Intuitive Surgical*	300	36
Medtronic	2,500	123
St. Jude Medical*	1,150	43
Total Medical Instruments		202
Medical Products — 3.4%		
Baxter International	1,940	102
Becton Dickinson	1,700	131
Johnson & Johnson	2,100	126
Stryker	1,100	73
Total Medical Products		432
Medical-Biomedical/Genetic — 1.9%		
Amgen*	2,000	112
Celgene*	1,360	71
Genentech*	800	66
Total Medical-Biomedical/Genetic		249
Medical-Drugs — 3.0%		
Abbott Laboratories	2,370	132
Allergan	700	78
Novartis ADR	860	47
Roche Holdings ADR	790	70
Shire ADR	1,010	62
Total Medical-Drugs		389
Medical-HMO — 1.9%		
Aetna	2,880	126
UnitedHealth Group	2,140	114
Total Medical-HMO		240
Metal Processors & Fabricators — 0.6%		
Precision Castparts	700	73
Total Metal Processors & Fabricators		73
Multimedia — 0.8%		
News, Cl A	4,370	101
Total Multimedia		101
Networking Products — 2.6%		
Cisco Systems*	13,140	336
Total Networking Products		336
Non-Ferrous Metals — 0.7%		
Cameco	2,130	87
Total Non-Ferrous Metals		87
Oil Companies-Exploration & Production — 1.2%		
Southwestern Energy*	820	34

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Oil Companies-Exploration & Production — continued		
XTO Energy	2,190	$ 120
Total Oil Companies-Exploration & Production		154
Oil Companies-Integrated — 0.5%		
Marathon Oil	610	60
Total Oil Companies-Integrated		60
Oil Field Machinery & Equipment — 0.8%		
Cameron International*	1,660	104
Total Oil Field Machinery & Equipment		104
Oil-Field Services — 3.2%		
BJ Services	4,440	124
Halliburton	3,010	96
Schlumberger	2,870	198
Total Oil-Field Services		418
Pipelines — 0.9%		
Williams	3,930	112
Total Pipelines		112
Real Estate Management/Services — 0.8%		
CB Richard Ellis Group, Cl A*	3,020	103
Total Real Estate Management/Services		103
Retail-Building Products — 0.6%		
Lowe's	2,300	72
Total Retail-Building Products		72
Retail-Discount — 1.0%		
Wal-Mart Stores	2,800	131
Total Retail-Discount		131
Retail-Drug Store — 1.4%		
CVS	2,260	77
Walgreen	2,300	106
Total Retail-Drug Store		183
Retail-Jewelry — 0.8%		
Tiffany	2,210	101
Total Retail-Jewelry		101
Retail-Office Supplies — 0.8%		
Office Depot*	2,800	98
Total Retail-Office Supplies		98
Retail-Restaurants — 1.4%		
McDonald's	2,300	104
Starbucks*	2,340	73
Total Retail-Restaurants		177
Semiconductor Equipment — 0.9%		
Kla-Tencor	2,220	118
Total Semiconductor Equipment		118

Description	Shares/Face Amount (000)	Value (000)
Telecommunications Services — 1.0%		
Time Warner Telecom, Cl A*	6,100	$ 127
Total Telecommunications Services		127
Telephone-Integrated — 0.4%		
Level 3 Communications*	8,870	54
Total Telephone-Integrated		54
Therapeutics — 0.9%		
Gilead Sciences*	1,570	120
Total Therapeutics		120
Transport-Services — 1.4%		
CH Robinson Worldwide	1,650	79
Expeditors International Washington	2,500	103
Total Transport-Services		182
Water — 0.2%		
Aqua America	1,200	27
Total Water		27
Web Portals/ISP — 3.2%		
Google, Cl A*	665	305
Yahoo!*	3,610	113
Total Web Portals/ISP		418
Wireless Equipment — 2.5%		
Crown Castle International*	2,190	71
Nokia ADR	2,360	54
Qualcomm	4,720	201
Total Wireless Equipment		326
Total Common Stock (Cost $11,416)		12,782
REPURCHASE AGREEMENT — 0.4%		
Morgan Stanley, 5.05%, dated 03/30/2007, to be repurchased on 04/02/2007, repurchase price $47,155 (collateralized by a U.S. Treasury obligation, par value $44,124, 2.375%, 01/01/2025; total market value $48,079) (A)	$ 47	47
Total Repurchase Agreement (Cost $47)		47
Total Investments — 100.0% † (Cost $11,463)		12,829
Other Assets and Liabilities, Net — 0.0%		—
Total Net Assets — 100.0%		$ 12,829

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Portfolio
March 31, 2007 (Unaudited)

* Non-income producing security.
(A) — Tri-party repurchase agreement
ADR — American Depositary Receipt
Cl — Class
HMO — Health Maintenance Organization
ISP — Internet Service Provider
R&D — Research and Development
Cost figures are shown with "000's" omitted.

† At March 31, 2007, the tax basis cost of the Portfolio's
   investments was $11,462,694 and the unrealized
   appreciation and depreciation were $1,575,540 and
   $(209,562), respectively.

For information regarding the Portfolio's policy regarding
   valuation of investments and other significant accounting
   policies, please refer to the Portfolio's most recent semi-
   annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Concentrated Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 99.8%		
Agricultural Chemicals — 1.9%		
Monsanto	21,350	$ 1,173
Total Agricultural Chemicals		1,173
Apparel Manufacturers — 1.3%		
Coach*	16,950	848
Total Apparel Manufacturers		848
Applications Software — 1.5%		
Microsoft	33,600	936
Total Applications Software		936
Beverages-Non-Alcoholic — 2.4%		
PepsiCo	23,810	1,513
Total Beverages-Non-Alcoholic		1,513
Cable TV — 0.5%		
Comcast, Cl A*	11,900	309
Total Cable TV		309
Casino Hotels — 1.2%		
Las Vegas Sands*	8,970	777
Total Casino Hotels		777
Casino Services — 2.5%		
International Game Technology	39,090	1,578
Total Casino Services		1,578
Cellular Telecommunications — 2.3%		
NII Holdings*	19,260	1,429
Total Cellular Telecommunications		1,429
Coal — 1.5%		
Consol Energy	24,500	959
Total Coal		959
Computer Services — 1.2%		
Cognizant Technology Solutions, Cl A*	8,800	777
Total Computer Services		777
Computers — 3.8%		
Apple*	17,680	1,643
International Business Machines	8,200	773
Total Computers		2,416
Computers-Memory Devices — 0.7%		
Network Appliance*	12,900	471
Total Computers-Memory Devices		471
Consulting Services — 1.0%		
Accenture, Cl A	16,700	644
Total Consulting Services		644

Description	Shares	Value (000)
Cosmetics & Toiletries — 3.4%		
Procter & Gamble	33,820	$ 2,136
Total Cosmetics & Toiletries		2,136
Data Processing/Management — 1.0%		
Fiserv*	12,200	647
Total Data Processing/Management		647
Diversified Manufacturing Operations — 6.6%		
Danaher	11,200	800
General Electric	66,550	2,353
Illinois Tool Works	19,000	981
Total Diversified Manufacturing Operations		4,134
E-Commerce/Services — 1.3%		
eBay*	24,200	802
Total E-Commerce/Services		802
Electronic Components-Semiconductors — 4.5%		
Broadcom, Cl A*	17,520	562
Intel	38,600	738
Texas Instruments	50,360	1,516
Total Electronic Components-Semiconductors		2,816
Energy-Alternate Sources — 1.2%		
Sunpower, Cl A*	16,090	732
Total Energy-Alternate Sources		732
Engineering/R&D Services — 1.9%		
Jacobs Engineering Group*	25,200	1,176
Total Engineering/R&D Services		1,176
Entertainment Software — 1.3%		
Electronic Arts*	16,400	826
Total Entertainment Software		826
Fiduciary Banks — 1.3%		
State Street	12,820	830
Total Fiduciary Banks		830
Finance-Investment Banker/Broker — 7.1%		
Charles Schwab	71,870	1,315
Goldman Sachs Group	6,570	1,358
Morgan Stanley	12,000	945
UBS	13,990	831
Total Finance-Investment Banker/Broker		4,449
Finance-Other Services — 3.2%		
Chicago Mercantile Exchange Holdings, Cl A	2,400	1,278
IntercontinentalExchange*	5,810	710
Total Finance-Other Services		1,988
Hotels & Motels — 1.8%		
Marriott International, Cl A	23,100	1,131
Total Hotels & Motels		1,131

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Concentrated Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Human Resources — 1.6%		
Robert Half International	27,900	$ 1,033
Total Human Resources		1,033
Industrial Gases — 0.8%		
Praxair	7,700	485
Total Industrial Gases		485
Internet Infrastructure Software — 0.6%		
Akamai Technologies*	7,470	373
Total Internet Infrastructure Software		373
Investment Management/Advisory Services — 2.8%		
Franklin Resources	9,300	1,124
T Rowe Price Group	13,200	623
Total Investment Management/Advisory Services		1,747
Medical Instruments — 1.7%		
Intuitive Surgical*	3,960	481
Medtronic	12,100	594
Total Medical Instruments		1,075
Medical Products — 4.1%		
Baxter International	22,270	1,173
Becton Dickinson	10,500	807
Johnson & Johnson	9,900	597
Total Medical Products		2,577
Medical-Biomedical/Genetic — 0.8%		
Amgen*	9,400	525
Total Medical-Biomedical/Genetic		525
Medical-Drugs — 3.1%		
Abbott Laboratories	17,100	954
Allergan	8,840	980
Total Medical-Drugs		1,934
Medical-HMO — 1.1%		
Aetna	15,300	670
Total Medical-HMO		670
Networking Products — 3.2%		
Cisco Systems*	79,800	2,037
Total Networking Products		2,037
Oil Companies-Exploration & Production — 1.9%		
XTO Energy	22,160	1,215
Total Oil Companies-Exploration & Production		1,215
Oil-Field Services — 3.0%		
Halliburton	29,100	923
Schlumberger	14,250	985
Total Oil-Field Services		1,908

Description	Shares	Value (000)
Real Estate Management/Services — 1.5%		
CB Richard Ellis Group, Cl A*	28,510	$ 974
Total Real Estate Management/Services		974
Retail-Discount — 0.8%		
Wal-Mart Stores	10,200	479
Total Retail-Discount		479
Retail-Drug Store — 1.3%		
Walgreen	17,900	821
Total Retail-Drug Store		821
Retail-Jewelry — 1.0%		
Tiffany	14,200	646
Total Retail-Jewelry		646
Semiconductor Equipment — 1.4%		
Kla-Tencor	16,750	892
Total Semiconductor Equipment		892
Telecommunications Equipment-Fiber Optics — 1.1%		
Corning*	30,100	685
Total Telecommunications Equipment-Fiber Optics		685
Telecommunications Services — 1.8%		
Time Warner Telecom, Cl A*	54,830	1,139
Total Telecommunications Services		1,139
Therapeutics — 2.4%		
Gilead Sciences*	19,410	1,485
Total Therapeutics		1,485
Transport-Services — 2.1%		
CH Robinson Worldwide	15,120	722
Expeditors International Washington	14,600	603
Total Transport-Services		1,325
Web Portals/ISP — 3.5%		
Google, Cl A*	4,750	2,176
Total Web Portals/ISP		2,176
Wireless Equipment — 1.8%		
Crown Castle International*	19,500	627
Qualcomm	11,470	489
Total Wireless Equipment		1,116
Total Common Stock		
(Cost $57,291)		62,814

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Concentrated Portfolio
March 31, 2007 (Unaudited)

Description		Value (000)
Total Investments — 99.8% † (Cost $57,291)	$	62,814
Other Assets and Liabilities, Net — 0.2%		134
Net Assets — 100.0%	$	62,948

* Non-income producing security.
Cl — Class
HMO — Health Maintenance Organization
ISP — Internet Service Provider
R&D — Research and Development
Cost figures are shown with "000's" omitted.

† At March 31, 2007, the tax basis cost of the Portfolio's investments was $57,291,368 and the unrealized appreciation and depreciation were $6,534,328 and $(1,011,391), respectively.

For information regarding the Portfolio's policy regarding valuation of investments and other significant accounting policies, please refer to the Portfolio's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Mid-Cap Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 97.1%		
Advertising Services — 0.9%		
Getty Images*	1,150	$ 56
Total Advertising Services		56
Aerospace/Defense-Equipment — 2.7%		
DRS Technologies	800	42
Goodrich	2,260	116
Total Aerospace/Defense-Equipment		158
Agricultural Operations — 0.2%		
Tejon Ranch*	240	11
Total Agricultural Operations		11
Airlines — 1.0%		
UAL*	1,520	58
Total Airlines		58
Applications Software — 3.0%		
Citrix Systems*	3,420	110
Intuit*	1,320	36
Satyam Computer Services ADR	1,300	29
Total Applications Software		175
Building-Heavy Construction — 1.1%		
Washington Group International*	1,010	67
Total Building-Heavy Construction		67
Chemicals-Diversified — 0.6%		
Lyondell Chemical	1,170	35
Total Chemicals-Diversified		35
Coal — 0.9%		
Arch Coal	1,680	52
Total Coal		52
Commercial Services — 1.8%		
ChoicePoint*	2,910	109
Total Commercial Services		109
Computer Services — 0.4%		
Unisys*	2,950	25
Total Computer Services		25
Computers — 0.9%		
Rackable Systems*	3,320	56
Total Computers		56
Computers-Memory Devices — 0.8%		
Smart Modular Technologies*	3,670	47
Total Computers-Memory Devices		47
Data Processing/Management — 0.9%		
Fair Isaac	1,310	51
Total Data Processing/Management		51

Description	Shares	Value (000)
Dental Supplies & Equipment — 0.8%		
Patterson*	1,270	$ 45
Total Dental Supplies & Equipment		45
Dialysis Centers — 1.0%		
DaVita*	1,160	62
Total Dialysis Centers		62
Diversified Manufacturing Operations — 1.2%		
Dover	1,490	73
Total Diversified Manufacturing Operations		73
E-Commerce/Services — 1.8%		
Expedia*	4,550	105
Total E-Commerce/Services		105
Electronic Components-Miscellaneous — 2.6%		
Celestica*	7,270	45
Flextronics International*	7,540	82
Jabil Circuit	1,360	29
Total Electronic Components-Miscellaneous		156
Electronic Components-Semiconductors — 6.4%		
DSP Group*	5,400	103
International Rectifier*	1,610	61
PMC-Sierra*	9,850	69
QLogic*	3,070	52
Semtech*	6,880	93
Total Electronic Components-Semiconductors		378
Electronic Parts Distribution — 0.5%		
Avnet*	880	32
Total Electronic Parts Distribution		32
Enterprise Software/Services — 1.9%		
Lawson Software*	13,640	110
Total Enterprise Software/Services		110
Entertainment Software — 0.5%		
Electronic Arts*	600	30
Total Entertainment Software		30
Finance-Consumer Loans — 1.3%		
First Marblehead	1,690	76
Total Finance-Consumer Loans		76
Finance-Investment Banker/Broker — 2.4%		
Greenhill	1,240	76
optionsXpress Holdings	2,840	67
Total Finance-Investment Banker/Broker		143
Finance-Other Services — 1.4%		
Asset Acceptance Capital*	5,520	85
Total Finance-Other Services		85

SCHEDULE OF INVESTMENTS

Old Mutual Mid-Cap Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Food-Wholesale/Distribution — 1.4%		
United Natural Foods*	2,760	$ 85
Total Food-Wholesale/Distribution		85
Gas-Distribution — 0.7%		
WGL Holdings	1,330	43
Total Gas-Distribution		43
Golf — 0.8%		
Callaway Golf	3,120	49
Total Golf		49
Hotels & Motels — 1.5%		
InterContinental Hotels ADR	1,680	42
Wyndham Worldwide*	1,350	46
Total Hotels & Motels		88
Independent Power Producer — 2.2%		
Calpine*	5,870	12
Mirant*	850	35
Reliant Energy*	4,050	82
Total Independent Power Producer		129
Industrial Automation/Robot — 0.8%		
Cognex	2,170	47
Total Industrial Automation/Robot		47
Industrial Gases — 1.1%		
Air Products & Chemicals	880	65
Total Industrial Gases		65
Internet Security — 1.5%		
Checkfree*	2,330	86
Total Internet Security		86
Linen Supply & Related Items — 1.0%		
Cintas	1,610	58
Total Linen Supply & Related Items		58
Machinery-Print Trade — 1.5%		
Zebra Technologies, Cl A*	2,230	86
Total Machinery-Print Trade		86
Medical Information Systems — 1.5%		
IMS Health	3,050	90
Total Medical Information Systems		90
Medical Instruments — 1.1%		
St. Jude Medical*	1,750	66
Total Medical Instruments		66
Medical-Biomedical/Genetic — 2.7%		
Invitrogen*	1,840	117
Medimmune*	1,210	44
Total Medical-Biomedical/Genetic		161

Description	Shares	Value (000)
Medical-Drugs — 0.7%		
Angiotech Pharmaceuticals*	7,480	$ 41
Total Medical-Drugs		41
Medical-Outpatient/Home Medical — 1.9%		
Lincare Holdings*	3,060	112
Total Medical-Outpatient/Home Medical		112
Metal Processors & Fabricators — 0.5%		
Haynes International*	430	31
Total Metal Processors & Fabricators		31
Miscellaneous Manufacturing — 1.0%		
Aptargroup	860	58
Total Miscellaneous Manufacturing		58
Multi-Line Insurance — 1.0%		
XL Capital, Cl A	840	59
Total Multi-Line Insurance		59
Non-Ferrous Metals — 1.1%		
USEC*	4,070	66
Total Non-Ferrous Metals		66
Non-Hazardous Waste Disposal — 0.8%		
Allied Waste Industries*	3,830	48
Total Non-Hazardous Waste Disposal		48
Office Automation & Equipment — 1.9%		
Pitney Bowes	2,460	112
Total Office Automation & Equipment		112
Oil & Gas Drilling — 2.1%		
Pride International*	2,600	78
Rowan	1,340	44
Total Oil & Gas Drilling		122
Oil Companies-Exploration & Production — 0.7%		
Mariner Energy*	2,120	41
Total Oil Companies-Exploration & Production		41
Oil-Field Services — 1.1%		
Hanover Compressor*	3,010	67
Total Oil-Field Services		67
Paper & Related Products — 3.1%		
Abitibi-Consolidated	34,650	98
Smurfit-Stone Container*	7,840	88
Total Paper & Related Products		186
Pharmacy Services — 1.5%		
Omnicare	2,270	90
Total Pharmacy Services		90

SCHEDULE OF INVESTMENTS

Old Mutual Mid-Cap Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Pipelines — 1.6%		
El Paso	6,740	$ 97
Total Pipelines		97
Platinum — 0.8%		
Stillwater Mining*	3,880	49
Total Platinum		49
Printing-Commercial — 1.7%		
RR Donnelley & Sons	2,710	99
Total Printing-Commercial		99
Publishing-Books — 0.5%		
Scholastic*	930	29
Total Publishing-Books		29
Reinsurance — 7.8%		
Allied World Assurance Holdings	2,520	108
Aspen Insurance Holdings	4,380	115
Axis Capital Holdings	2,080	70
Everest Re Group	720	69
Montpelier Re Holdings	5,620	98
Total Reinsurance		460
REITs-Hotels — 0.6%		
Host Hotels & Resorts	1,290	34
Total REITs-Hotels		34
Rental Auto/Equipment — 0.5%		
Avis Budget Group*	1,150	31
Total Rental Auto/Equipment		31
Retail-Office Supplies — 1.0%		
OfficeMax	1,160	61
Total Retail-Office Supplies		61
Retail-Restaurants — 1.2%		
Cheesecake Factory*	2,740	73
Total Retail-Restaurants		73
Retirement/Aged Care — 1.0%		
Sunrise Senior Living*	1,460	58
Total Retirement/Aged Care		58
Semiconductor Components-Integrated Circuits — 2.8%		
Cypress Semiconductor*	1,130	21
Integrated Device Technology*	2,170	34
Maxim Integrated Products	3,780	111
Total Semiconductor Components-Integrated Circuits		166
Telecommunications Equipment — 2.2%		
Andrew*	3,920	41
Plantronics	3,810	90
Total Telecommunications Equipment		131

Description	Shares/Face Amount (000)	Value (000)
Telecommunications Services — 0.8%		
Amdocs*	1,230	$ 45
Total Telecommunications Services		45
Therapeutics — 1.7%		
Medicines*	4,070	102
Total Therapeutics		102
Transport-Equipment & Leasing — 0.7%		
GATX	890	43
Total Transport-Equipment & Leasing		43
Total Common Stock (Cost $4,944)		5,759
REPURCHASE AGREEMENT — 3.7%		
Morgan Stanley, 5.14%, dated 03/30/2007, to be repurchased on 04/02/2007, repurchase price $219,076 (collateralized by various U.S. Government obligations, par values ranging from $155,000 to $295,000, 0.000%, 04/19/2007 to 04/08/2019, total market value $300,351) (A)	$ 219	219
Total Repurchase Agreement (Cost $219)		219
Total Investments — 100.8% † (Cost $5,163)		5,978
Other Assets and Liabilities, Net — (0.8%)		(50)
Total Net Assets — 100.0%		$ 5,928

* Non-income producing security.
(A) — Tri-party repurchase agreement
ADR — American Depositary Receipt
Cl — Class
REITs — Real Estate Investment Trusts
Cost figures are shown with "000's" omitted.

† At March 31, 2007, the tax basis cost of the Portfolio's investments was $5,163,097, and the unrealized appreciation and depreciation were $888,811 and $(73,412), respectively.

For information regarding the Portfolio's policy regarding valuation of investments and other significant accounting policies, please refer to the Portfolio's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Select Value Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 97.5%		
Applications Software — 6.9%		
Microsoft	109,700	$ 3,057
Total Applications Software		3,057
Beverages-Non-Alcoholic — 3.4%		
Coca-Cola	31,550	1,514
Total Beverages-Non-Alcoholic		1,514
Cable TV — 2.5%		
Comcast, Cl A*	42,990	1,095
Total Cable TV		1,095
Chemicals-Diversified — 3.4%		
E.I. du Pont de Nemours	30,430	1,504
Total Chemicals-Diversified		1,504
Computers-Memory Devices — 2.0%		
EMC*	63,610	881
Total Computers-Memory Devices		881
Diversified Manufacturing Operations — 10.4%		
3M	22,200	1,697
General Electric	82,500	2,917
Total Diversified Manufacturing Operations		4,614
Electric-Integrated — 4.7%		
Dominion Resources	23,200	2,060
Total Electric-Integrated		2,060
Finance-Investment Banker/Broker — 3.8%		
JPMorgan Chase	25,600	1,239
Morgan Stanley	5,640	444
Total Finance-Investment Banker/Broker		1,683
Finance-Consumer Loans — 2.3%		
SLM	24,800	1,014
Total Finance-Consumer Loans		1,014
Food-Miscellaneous/Diversified — 6.4%		
General Mills	34,600	2,015
Unilever	28,590	835
Total Food-Miscellaneous/Diversified		2,850
Food-Wholesale/Distribution — 3.4%		
Sysco	44,450	1,504
Total Food-Wholesale/Distribution		1,504
Insurance Brokers — 2.2%		
Marsh & McLennan	32,700	958
Total Insurance Brokers		958
Medical Instruments — 2.0%		
Medtronic	18,040	$ 885
Total Medical Instruments		885
Medical-Drugs — 6.4%		
Pfizer	55,270	1,396
Wyeth	28,800	1,441
Total Medical-Drugs		2,837
Metal-Aluminum — 2.3%		
Alcoa	29,980	1,016
Total Metal-Aluminum		1,016
Multi-Line Insurance — 9.1%		
American International Group	28,000	1,882
XL Capital, Cl A	30,700	2,148
Total Multi-Line Insurance		4,030
Oil Companies-Integrated — 8.7%		
BP ADR	34,800	2,253
ConocoPhillips	23,200	1,586
Total Oil Companies-Integrated		3,839
Pipelines — 4.0%		
El Paso	121,900	1,764
Total Pipelines		1,764
Property/Casualty Insurance — 3.8%		
Travelers	32,400	1,676
Total Property/Casualty Insurance		1,676
Reinsurance — 3.7%		
Berkshire Hathaway, Cl A*	15	1,635
Total Reinsurance		1,635
Retail-Discount — 3.2%		
Wal-Mart Stores	29,900	1,404
Total Retail-Discount		1,404
Super-Regional Banks-US — 2.9%		
Capital One Financial	17,170	1,296
Total Super-Regional Banks-US		1,296
Total Common Stock (Cost $38,739)		43,116
Total Investments — 97.5% † (Cost $38,739)		43,116
Other Assets and Liabilities, Net — 2.5%		1,113
Total Net Assets — 100.0%		$ 44,229

SCHEDULE OF INVESTMENTS

Old Mutual Select Value Portfolio
March 31, 2007 (Unaudited)

* Non-income producing security.
ADR — American Depositary Receipt
Cl — Class
Cost figures are shown with "000's" omitted.

† At March 31, 2007, the tax basis cost of the Portfolio's
  investments was $38,739,348 and the unrealized
  appreciation and depreciation were $4,635,814 and
  $(258,667), respectively.

For information regarding the Portfolio's policy regarding
  valuation of investments and other significant accounting
  policies, please refer to the Portfolio's most recent semi-
  annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 96.3%		
Aerospace/Defense — 1.2%		
Aerovironment*	4,440	$ 102
Teledyne Technologies*	29,490	1,104
Total Aerospace/Defense		1,206
Aerospace/Defense-Equipment — 1.0%		
BE Aerospace*	12,135	385
DRS Technologies	11,370	593
Total Aerospace/Defense-Equipment		978
Agricultural Chemicals — 0.3%		
UAP Holding	10,555	273
Total Agricultural Chemicals		273
Agricultural Operations — 0.4%		
Tejon Ranch*	8,600	407
Total Agricultural Operations		407
Airlines — 0.4%		
Republic Airways Holdings*	15,580	358
Total Airlines		358
Applications Software — 1.0%		
American Reprographics*	16,870	520
Progress Software*	13,630	425
Total Applications Software		945
Auction House/Art Dealer — 0.4%		
Sotheby's	8,225	366
Total Auction House/Art Dealer		366
Audio/Video Products — 1.0%		
Harman International	10,445	1,004
Total Audio/Video Products		1,004
Auto-Medium & Heavy Duty Trucks — 0.6%		
Oshkosh Truck	11,430	606
Total Auto-Medium & Heavy Duty Trucks		606
Auto/Truck Parts & Equipment-Original — 0.7%		
BorgWarner	9,735	734
Total Auto/Truck Parts & Equipment-Original		734
Broadcast Services/Programming — 1.0%		
Discovery Holding, Cl A*	42,730	817
Nexstar Broadcasting Group, Cl A*	18,189	175
Total Broadcast Services/Programming		992
Building & Construction Products-Miscellaneous — 0.7%		
Drew Industries*	22,635	649
Total Building & Construction Products-Miscellaneous		649

Description	Shares	Value (000)
Building Products-Doors & Windows — 0.1%		
Apogee Enterprises	3,085	$ 62
Total Building Products-Doors & Windows		62
Building Products-Light Fixtures — 0.5%		
Genlyte Group*	6,905	487
Total Building Products-Light Fixtures		487
Building-Heavy Construction — 1.0%		
Washington Group International*	15,360	1,020
Total Building-Heavy Construction		1,020
Building-Mobile Home/Manufactured Housing — 0.3%		
Williams Scotsman International*	16,090	316
Total Building-Mobile Home/Manufactured Housing		316
Cable TV — 0.3%		
Mediacom Communications, Cl A*	38,087	310
Total Cable TV		310
Chemicals-Diversified — 0.7%		
Celanese, Ser A	16,045	495
Olin	12,490	211
Total Chemicals-Diversified		706
Chemicals-Specialty — 0.1%		
Hercules*	7,120	139
Total Chemicals-Specialty		139
Circuit Boards — 0.4%		
Park Electrochemical	14,740	400
Total Circuit Boards		400
Coal — 0.7%		
Alpha Natural Resources*	18,320	286
Massey Energy	15,130	363
Total Coal		649
Commercial Banks-Central US — 0.5%		
Irwin Financial	24,690	460
Total Commercial Banks-Central US		460
Commercial Banks-Western US — 0.7%		
SVB Financial Group*	13,640	663
Total Commercial Banks-Western US		663
Commercial Services — 0.8%		
Arbitron	12,150	570
PHH*	8,900	272
Total Commercial Services		842

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Commercial Services-Finance — 1.0%		
Wright Express*	33,230	$ 1,008
Total Commercial Services-Finance		1,008
Communications Software — 0.6%		
Avid Technology*	18,300	638
Total Communications Software		638
Computer Aided Design — 0.8%		
Ansys*	16,425	834
Total Computer Aided Design		834
Computer Services — 1.4%		
IHS, Cl A*	12,680	521
Perot Systems, Cl A*	47,380	847
Total Computer Services		1,368
Computer Software — 0.5%		
Blackbaud	18,820	460
Total Computer Software		460
Computers-Integrated Systems — 0.7%		
Micros Systems*	13,495	729
Total Computers-Integrated Systems		729
Consulting Services — 1.4%		
Corporate Executive Board	5,940	451
CRA International*	8,425	440
LECG*	34,270	496
Total Consulting Services		1,387
Containers-Metal/Glass — 0.8%		
Greif, Cl A	3,345	372
Silgan Holdings	7,340	375
Total Containers-Metal/Glass		747
Data Processing/Management — 1.2%		
Acxiom	16,140	345
Dun & Bradstreet	5,170	472
Fair Isaac	10,860	420
Total Data Processing/Management		1,237
Dental Supplies & Equipment — 0.3%		
Sirona Dental Systems	8,395	289
Total Dental Supplies & Equipment		289
Diagnostic Equipment — 0.6%		
Cytyc*	18,720	640
Total Diagnostic Equipment		640
Diagnostic Kits — 1.1%		
Dade Behring Holdings	13,530	593
Meridian Bioscience	19,655	546
Total Diagnostic Kits		1,139

Description	Shares	Value (000)
Dialysis Centers — 0.4%		
Dialysis Corp of America*	33,876	$ 428
Total Dialysis Centers		428
Disposable Medical Products — 0.7%		
Arrow International	6,890	222
C.R. Bard	6,115	486
Total Disposable Medical Products		708
Distribution/Wholesale — 0.7%		
Beacon Roofing Supply*	17,750	287
Bell Microproducts*	62,300	399
Total Distribution/Wholesale		686
Diversified Manufacturing Operations — 0.8%		
ESCO Technologies*	12,515	561
Roper Industries	4,030	221
Total Diversified Manufacturing Operations		782
Diversified Operations — 0.4%		
Walter Industries	15,250	377
Total Diversified Operations		377
E-Commerce/Products — 0.4%		
Nutri/System*	7,500	393
Total E-Commerce/Products		393
Electric Products-Miscellaneous — 0.3%		
Ametek	7,897	273
Total Electric Products-Miscellaneous		273
Electronic Components-Miscellaneous — 1.1%		
Celestica*	97,440	597
Daktronics	17,335	476
Total Electronic Components-Miscellaneous		1,073
Electronic Components-Semiconductors — 2.7%		
Diodes*	17,825	621
DSP Group*	42,310	804
Ikanos Communications*	35,810	278
ON Semiconductor*	50,315	449
Silicon Image*	16,600	135
Zoran*	25,350	432
Total Electronic Components-Semiconductors		2,719
Electronic Connectors — 1.0%		
Amphenol, Cl A	15,070	973
Total Electronic Connectors		973
Electronic Design Automation — 0.8%		
Synplicity*	107,910	754
Total Electronic Design Automation		754
Electronic Measuring Instruments — 1.3%		
Flir Systems*	9,980	356
National Instruments	17,215	452

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Electronic Measuring Instruments — continued		
Orbotech*	20,530	$ 452
Total Electronic Measuring Instruments		1,260
Electronics-Military — 0.5%		
EDO	20,260	531
Total Electronics-Military		531
Enterprise Software/Services — 1.2%		
Lawson Software*	57,550	466
Novell*	100,165	723
Total Enterprise Software/Services		1,189
Finance-Consumer Loans — 1.7%		
Encore Capital Group*	62,040	617
First Marblehead	6,575	295
Nelnet, Cl A	11,100	266
Portfolio Recovery Associates*	10,600	473
Total Finance-Consumer Loans		1,651
Finance-Other Services — 0.9%		
Asset Acceptance Capital*	55,295	855
Total Finance-Other Services		855
Financial Guarantee Insurance — 2.5%		
AMBAC Financial Group	6,490	561
MBIA	11,325	742
Primus Guaranty*	22,980	282
Ram Holdings*	20,285	309
Security Capital Assurance	19,310	545
Total Financial Guarantee Insurance		2,439
Food-Baking — 0.6%		
Flowers Foods	18,490	558
Total Food-Baking		558
Health Care Cost Containment — 0.3%		
Hooper Holmes*	76,110	340
Total Health Care Cost Containment		340
Hotels & Motels — 0.3%		
Lodgian*	19,670	263
Total Hotels & Motels		263
Human Resources — 0.4%		
Hudson Highland Group*	26,470	413
Total Human Resources		413
Industrial Audio & Video Products — 0.7%		
Dolby Laboratories, Cl A*	20,640	712
Total Industrial Audio & Video Products		712
Industrial Automation/Robot — 0.5%		
Cognex	21,225	460
Total Industrial Automation/Robot		460

Description	Shares	Value (000)
Instruments-Scientific — 0.3%		
Varian*	4,950	$ 288
Total Instruments-Scientific		288
Internet Application Software — 0.6%		
Cryptologic	15,300	383
DealerTrack Holdings*	6,120	188
Total Internet Application Software		571
Internet Security — 0.2%		
Ipass*	32,900	166
Total Internet Security		166
Investment Management/Advisory Services — 1.8%		
Affiliated Managers Group*	9,855	1,068
AllianceBernstein Holding	8,580	759
Total Investment Management/Advisory Services		1,827
Lasers-Systems/Components — 1.4%		
Electro Scientific Industries*	39,870	767
Rofin-Sinar Technologies*	9,835	582
Total Lasers-Systems/Components		1,349
Life/Health Insurance — 0.6%		
Stancorp Financial Group	12,515	615
Total Life/Health Insurance		615
Machinery-Pumps — 0.1%		
Graco	1,945	76
Total Machinery-Pumps		76
Medical Instruments — 2.7%		
Cambridge Heart*	87,050	277
Edwards Lifesciences*	15,265	774
Natus Medical*	37,050	658
Symmetry Medical*	48,870	798
Techne*	2,590	148
Total Medical Instruments		2,655
Medical Products — 1.5%		
Orthofix International*	20,332	1,038
Syneron Medical*	17,970	486
Total Medical Products		1,524
Medical-Biomedical/Genetic — 2.3%		
Barrier Therapeutics*	106,147	732
Cambrex	21,190	521
Martek Biosciences*	19,230	397
Orchid Cellmark*	42,270	264
Qiagen*	20,885	359
Total Medical-Biomedical/Genetic		2,273
Medical-Drugs — 2.0%		
Angiotech Pharmaceuticals*	73,410	402
Aspreva Pharmaceuticals*	19,010	410
Axcan Pharma*	36,730	606
Valeant Pharmaceuticals International	32,840	568
Total Medical-Drugs		1,986

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Medical-Generic Drugs — 0.7%		
Perrigo	40,625	$ 718
Total Medical-Generic Drugs		718
Miscellaneous Manufacturing — 0.5%		
Reddy Ice Holdings	16,455	497
Total Miscellaneous Manufacturing		497
Multi-Line Insurance — 0.6%		
Assurant	11,180	600
Total Multi-Line Insurance		600
Multimedia — 0.8%		
Entravision Communications, Cl A*	26,385	246
Gemstar-TV Guide International*	135,208	567
Total Multimedia		813
Networking Products — 0.5%		
Foundry Networks*	24,910	338
Netgear*	4,520	129
Total Networking Products		467
Non-Hazardous Waste Disposal — 0.4%		
Waste Connections*	14,130	423
Total Non-Hazardous Waste Disposal		423
Office Furnishings — 0.5%		
Steelcase, Cl A	25,905	515
Total Office Furnishings		515
Oil Companies-Exploration & Production — 1.0%		
Southwestern Energy*	13,240	543
Stone Energy*	15,800	469
Total Oil Companies-Exploration & Production		1,012
Oil Field Machinery & Equipment — 1.2%		
Dril-Quip*	9,780	423
FMC Technologies*	10,645	743
Total Oil Field Machinery & Equipment		1,166
Oil-Field Services — 1.5%		
Key Energy Services*	26,350	431
Oceaneering International*	6,110	257
Tetra Technologies*	19,620	485
W-H Energy Services*	6,170	288
Total Oil-Field Services		1,461
Paper & Related Products — 2.2%		
Abitibi-Consolidated	323,560	912
Bowater	21,680	516
Caraustar Industries*	30,357	191
Neenah Paper	13,965	555
Total Paper & Related Products		2,174

Description	Shares	Value (000)
Printing-Commercial — 0.6%		
Consolidated Graphics*	8,135	$ 602
Total Printing-Commercial		602
Property/Casualty Insurance — 1.9%		
Arch Capital Group*	12,585	858
CNA Surety*	23,665	499
RLI	10,260	564
Total Property/Casualty Insurance		1,921
Publishing-Books — 1.0%		
John Wiley & Sons, Cl A	19,120	722
Scholastic*	7,370	229
Total Publishing-Books		951
Publishing-Periodicals — 0.5%		
Playboy Enterprises, Cl B*	51,140	526
Total Publishing-Periodicals		526
Radio — 0.5%		
Radio One, Cl D*	72,480	468
Total Radio		468
Reinsurance — 3.7%		
Allied World Assurance Holdings	5,925	254
Aspen Insurance Holdings	31,090	815
Endurance Specialty Holdings	20,960	749
IPC Holdings	8,570	247
Montpelier Re Holdings	46,610	808
Platinum Underwriters Holdings	25,940	832
Total Reinsurance		3,705
REITs-Hotels — 0.4%		
Ashford Hospitality Trust	33,580	401
Total REITs-Hotels		401
REITs-Mortgage — 1.2%		
Gramercy Capital	12,965	398
KKR Financial	29,800	817
Total REITs-Mortgage		1,215
REITs-Office Property — 0.3%		
American Financial Realty Trust	31,820	321
Total REITs-Office Property		321
Resorts/Theme Parks — 1.1%		
Vail Resorts*	19,835	1,078
Total Resorts/Theme Parks		1,078
Retail-Apparel/Shoe — 2.0%		
Footstar*	87,500	747
Genesco*	9,810	407
Kenneth Cole Productions, Cl A	20,960	538
Men's Wearhouse	5,775	272
Total Retail-Apparel/Shoe		1,964

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Retail-Auto Parts — 0.5%		
Advance Auto Parts	12,965	$ 500
Total Retail-Auto Parts		500
Retail-Bookstore — 0.3%		
Barnes & Noble	7,875	311
Total Retail-Bookstore		311
Retail-Office Supplies — 0.3%		
School Specialty*	9,435	341
Total Retail-Office Supplies		341
Retail-Propane Distributors — 1.1%		
Star Gas Partners*	285,870	1,118
Total Retail-Propane Distributors		1,118
Retail-Video Rental — 0.5%		
Blockbuster, Cl A*	72,500	467
Total Retail-Video Rental		467
S&L/Thrifts-Eastern US — 0.3%		
Brookline Bancorp	20,530	260
Total S&L/Thrifts-Eastern US		260
Satellite Telecom — 0.4%		
Loral Space & Communications*	8,130	414
Total Satellite Telecom		414
Schools — 0.9%		
Capella Education*	9,495	318
Learning Tree International*	48,250	543
Total Schools		861
Semiconductor Components-Integrated Circuits — 0.4%		
ChipMOS TECHNOLOGIES*	52,920	366
Total Semiconductor Components-Integrated Circuits		366
Semiconductor Equipment — 2.3%		
Brooks Automation*	36,270	622
Cabot Microelectronics*	13,610	456
Entegris*	46,325	496
MKS Instruments*	14,255	364
Ultratech*	26,060	354
Total Semiconductor Equipment		2,292
Specified Purpose Acquisition — 0.2%		
Marathon Acquisition*	23,110	213
Total Specified Purpose Acquisition		213
Steel Pipe & Tube — 0.5%		
Mueller Water Products, Cl A	30,180	417
Mueller Water Products, Cl B	7,112	95
Total Steel Pipe & Tube		512
Telecommunications Equipment — 2.2%		
CommScope*	18,850	809
Plantronics	30,650	724

Description	Shares	Value (000)
Telecommunications Equipment — continued		
Tollgrade Communications*	54,240	$ 681
Total Telecommunications Equipment		2,214
Telecommunications Equipment-Fiber Optics — 0.3%		
Oplink Communications*	14,170	255
Total Telecommunications Equipment-Fiber Optics		255
Telecommunications Services — 1.3%		
Mastec*	46,750	515
NeuStar, Cl A*	18,415	524
Time Warner Telecom, Cl A*	10,850	225
Total Telecommunications Services		1,264
Telephone-Integrated — 0.3%		
IDT, Cl B	29,640	336
Total Telephone-Integrated		336
Television — 0.4%		
Sinclair Broadcast Group, Cl A	24,400	377
Total Television		377
Transport-Equipment & Leasing — 0.6%		
GATX	8,090	386
Greenbrier	7,370	197
Total Transport-Equipment & Leasing		583
Travel Services — 0.7%		
Ambassadors Group	21,815	725
Total Travel Services		725
Veterinary Diagnostics — 0.1%		
Animal Health International*	11,795	143
Total Veterinary Diagnostics		143
Wire & Cable Products — 0.7%		
General Cable*	12,785	683
Total Wire & Cable Products		683
Total Common Stock (Cost $83,653)		95,448
INVESTMENT COMPANY — 0.5%		
Growth-Small Cap — 0.5%		
iShares Russell 2000 Index Fund	6,270	498
Total Growth-Small Cap		498
Total Investment Company (Cost $423)		498

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Portfolio
March 31, 2007 (Unaudited)

Description	Face Amount (000)	Value (000)
REPURCHASE AGREEMENT — 2.9%		
Morgan Stanley, 5.14%, dated 03/30/2007, to be repurchased on 04/02/2007, repurchase price $2,925,202 (collateralized by various U.S. Government obligations, par values ranging from $1,350,000 to $1,615,000, 5.000% to 5.700%, 06/15/2012 to 01/12/2017, total market value $2,986,804) (A)	$ 2,924	$ 2,924
Total Repurchase Agreement		
(Cost $2,924)		2,924
Total Investments — 99.7% †		
(Cost $87,000)		98,870
Other Assets and Liabilities, Net — 0.3%		321
Total Net Assets — 100.0%		$ 99,191

* Non-income producing security.
(A) — Tri-party repurchase agreement
Cl — Class
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
Ser — Series
Cost figures are shown with "000's" omitted.

† At March 31, 2007, the tax basis cost of the Portfolio's investments was $87,000,113, and the unrealized appreciation and depreciation were $14,346,608 and $(2,476,712), respectively.

For information regarding the Portfolio's policy regarding valuation of investments and other significant accounting policies, please refer to the Portfolio's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Growth Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value
COMMON STOCK — 98.2%		
Aerospace/Defense-Equipment — 2.6%		
BE Aerospace*	2,540	$ 80,518
Total Aerospace/Defense-Equipment		80,518
Applications Software — 1.7%		
American Reprographics*	1,015	31,252
Nuance Communications*	1,365	20,898
Total Applications Software		52,150
Auction House/Art Dealer — 0.8%		
Sotheby's	530	23,574
Total Auction House/Art Dealer		23,574
Audio/Video Products — 0.6%		
DTS*	760	18,415
Total Audio/Video Products		18,415
Auto-Medium & Heavy Duty Trucks — 1.1%		
Force Protection*	1,830	34,331
Total Auto-Medium & Heavy Duty Trucks		34,331
Auto/Truck Parts & Equipment-Original — 1.2%		
Amerigon*	3,090	38,470
Total Auto/Truck Parts & Equipment-Original		38,470
Commercial Banks-Eastern US — 1.5%		
Signature Bank*	1,430	46,532
Total Commercial Banks-Eastern US		46,532
Commercial Banks-Western US — 0.6%		
Community Bancorp*	627	19,280
Total Commercial Banks-Western US		19,280
Commercial Services — 2.9%		
ExlService Holdings*	1,026	21,166
PeopleSupport*	1,601	18,332
TeleTech Holdings*	1,432	52,540
Total Commercial Services		92,038
Computer Services — 0.8%		
Syntel	742	25,710
Total Computer Services		25,710
Computer Software — 1.0%		
Double-Take Software*	2,220	29,992
Total Computer Software		29,992
Computers-Integrated Systems — 1.2%		
Riverbed Technology*	1,295	35,794
Total Computers-Integrated Systems		35,794
Consulting Services — 2.7%		
Advisory Board*	980	49,608
Corporate Executive Board	215	16,331
Huron Consulting Group*	313	19,043
Total Consulting Services		84,982

Description	Shares	Value
Data Processing/Management — 0.9%		
Commvault Systems*	1,650	$ 26,730
Total Data Processing/Management		26,730
Diagnostic Kits — 1.3%		
Quidel*	3,414	40,968
Total Diagnostic Kits		40,968
E-Services/Consulting — 0.8%		
Perficient*	1,178	23,301
Total E-Services/Consulting		23,301
Educational Software — 2.2%		
Blackboard*	2,025	68,101
Total Educational Software		68,101
Electronic Components-Semiconductors — 2.1%		
Applied Micro Circuits*	9,790	35,733
Netlogic Microsystems*	1,140	30,347
Total Electronic Components-Semiconductors		66,080
Electronic Design Automation — 1.0%		
Comtech Group*	1,850	32,338
Total Electronic Design Automation		32,338
Electronic Measuring Instruments — 1.5%		
Itron*	740	48,130
Total Electronic Measuring Instruments		48,130
Enterprise Software/Services — 2.4%		
Concur Technologies*	2,244	39,180
Ultimate Software Group*	1,365	35,750
Total Enterprise Software/Services		74,930
Entertainment Software — 1.6%		
THQ*	1,430	48,892
Total Entertainment Software		48,892
Finance-Commercial — 0.5%		
NewStar Financial*	850	14,246
Total Finance-Commercial		14,246
Finance-Investment Banker/Broker — 0.2%		
Evercore Partners, Cl A	174	5,427
Total Finance-Investment Banker/Broker		5,427
Finance-Other Services — 2.5%		
GFI Group*	640	43,501
International Securities Exchange Holdings	737	35,965
Total Finance-Other Services		79,466
Food-Miscellaneous/Diversified — 0.9%		
SunOpta*	2,250	26,775
Total Food-Miscellaneous/Diversified		26,775

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Growth Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value
Gambling (Non-Hotel) — 1.9%		
Pinnacle Entertainment*	2,062	$ 59,942
Total Gambling (Non-Hotel)		59,942
Human Resources — 1.2%		
Kenexa*	1,235	38,446
Total Human Resources		38,446
Import/Export — 0.4%		
Castle Brands*	1,879	13,021
Total Import/Export		13,021
Industrial Audio & Video Products — 0.7%		
SRS Labs*	1,450	20,199
Total Industrial Audio & Video Products		20,199
Internet Application Software — 2.8%		
DealerTrack Holdings*	1,970	60,518
Vocus*	1,329	26,753
Total Internet Application Software		87,271
Internet Connective Services — 1.5%		
Cogent Communications Group*	1,972	46,598
Total Internet Connective Services		46,598
Internet Financial Services — 1.2%		
Online Resources*	3,270	37,507
Total Internet Financial Services		37,507
Internet Infrastructure Software — 0.7%		
Opsware*	3,193	23,149
Total Internet Infrastructure Software		23,149
Investment Management/Advisory Services — 2.4%		
Affiliated Managers Group*	695	75,303
Total Investment Management/Advisory Services		75,303
Medical Imaging Systems — 0.7%		
Vital Images*	628	20,887
Total Medical Imaging Systems		20,887
Medical Information Systems — 1.3%		
Allscripts Healthcare Solutions*	1,565	41,958
Total Medical Information Systems		41,958
Medical Instruments — 2.6%		
Abaxis*	528	12,867
Conceptus*	2,825	56,500
Micrus Endovascular*	491	11,706
Total Medical Instruments		81,073
Medical-Biomedical/Genetic — 2.0%		
Keryx Biopharmaceuticals*	2,925	30,771
Lifecell*	1,310	32,711
Total Medical-Biomedical/Genetic		63,482
Medical-Drugs — 2.5%		
Indevus Pharmaceuticals*	2,360	16,685

Description	Shares	Value
Medical-Drugs — continued		
Medicis Pharmaceutical, Cl A	720	$ 22,191
Santarus*	5,725	40,304
Total Medical-Drugs		79,180
Medical-Outpatient/Home Medical — 2.0%		
Radiation Therapy Services*	2,006	61,464
Total Medical-Outpatient/Home Medical		61,464
Metal Processors & Fabricators — 0.4%		
Ladish*	362	13,626
Total Metal Processors & Fabricators		13,626
Networking Products — 1.1%		
Switch & Data Facilities*	1,921	34,809
Total Networking Products		34,809
Oil Companies-Exploration & Production — 2.9%		
Arena Resources*	570	28,568
ATP Oil & Gas*	870	32,712
Parallel Petroleum*	1,340	30,753
Total Oil Companies-Exploration & Production		92,033
Oil Field Machinery & Equipment — 2.7%		
Dresser-Rand Group*	2,100	63,966
Metretek Technologies*	1,525	20,343
Total Oil Field Machinery & Equipment		84,309
Oil-Field Services — 0.8%		
W-H Energy Services*	550	25,707
Total Oil-Field Services		25,707
Physical Therapy/Rehabilitation Centers — 2.7%		
Psychiatric Solutions*	2,091	84,288
Total Physical Therapy/Rehabilitation Centers		84,288
Retail-Discount — 1.2%		
Citi Trends*	841	35,944
Total Retail-Discount		35,944
Retail-Restaurants — 1.4%		
BJ's Restaurants*	800	16,904
Chipotle Mexican Grill, Cl A*	430	26,703
Total Retail-Restaurants		43,607
Retail-Sporting Goods — 2.3%		
Hibbett Sports*	1,248	35,680
Zumiez*	870	34,905
Total Retail-Sporting Goods		70,585
Schools — 5.1%		
Capella Education*	1,160	38,906
DeVry	763	22,394
ITT Educational Services*	575	46,857
Strayer Education	410	51,250
Total Schools		159,407
Semiconductor Equipment — 3.5%		
Tessera Technologies*	1,330	52,854

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Growth Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value
Semiconductor Equipment — continued		
Varian Semiconductor Equipment Associates*	1,050	$ 56,049
Total Semiconductor Equipment		108,903
Telecommunications Equipment — 1.6%		
CommScope*	1,193	51,180
Total Telecommunications Equipment		51,180
Telecommunications Services — 4.8%		
Cbeyond*	2,094	61,417
Lightbridge*	930	16,340
Orbcomm*	2,200	28,050
Time Warner Telecom, Cl A*	2,180	45,279
Total Telecommunications Services		151,086
Therapeutics — 1.1%		
Theravance*	1,155	34,073
Total Therapeutics		34,073
Transactional Software — 2.4%		
Innerworkings*	3,140	37,052
VeriFone Holdings*	1,043	38,309
Total Transactional Software		75,361
Web Hosting/Design — 1.2%		
Equinix*	450	38,533
Total Web Hosting/Design		38,533
Wound, Burn & Skin Care — 0.8%		
Obagi Medical Products*	1,774	26,131
Total Wound, Burn & Skin Care		26,131
X-Ray Equipment — 1.7%		
Hologic*	940	54,182
Total X-Ray Equipment		54,182
Total Common Stock		
(Cost $2,663,810)		3,070,414
INVESTMENT COMPANY — 0.7%		
Growth-Small Cap — 0.7%		
iShares Russell 2000 Growth Index Fund	290	23,218
Total Growth-Small Cap		23,218
Total Investment Company		
(Cost $22,663)		23,218

Description	Face Amount	Value
REPURCHASE AGREEMENT — 2.8%		
Morgan Stanley, 5.050%, dated 03/30/2007, to be repurchased on 04/02/2007, repurchase price $86,894 (collateralized by a U.S. Treasury obligation, par value $88,308, 2.375%, 01/15/2025, total market value $88,597) (A)	$ 86,857	$ 86,857
Total Repurchase Agreement		
(Cost $86,857)		86,857
Total Investments — 101.7% †		
(Cost $2,773,330)		3,180,489
Other Assets and Liabilities, Net — (1.7%)		(53,395)
Total Net Assets — 100.0%		$ 3,127,094

* Non-income producing security.
(A) — Tri-party repurchase agreement
Cl — Class

† At March 31, 2007, the tax basis cost of the Portfolio's investments was $2,773,330, and the unrealized appreciation and depreciation were $465,758 and $(58,599), respectively.

For information regarding the Portfolio's policy regarding valuation of investments and other significant accounting policies, please refer to the Portfolio's most recent semi-annual or annual financial statements.